# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Canadian Solar Inc., CIK 0001375877
CUSIP: 136635109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4273 King Street East., Suite 102 Kitchener MA, Kitchener MA, Ontario Canada (A6), N2P 2E9
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-131643
Filed by CIK 0002011152

## Reporting persons
- Venture Holding S.a.r.l. SPF: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); sole voting power 5,116,300; sole dispositive power 5,116,300; aggregate amount beneficially owned 5,116,300 (7.74% of the class)
  Comment: Based on a total of 66,158,741 common shares outstanding, as of December 31, 2023, as reported by the Issuer in its annual report on Form 20-F filed with the Commission on April 26, 2024.

## Item 1. Issuer
Name of issuer: Canadian Solar Inc.
Address of issuer's principal executive offices: 4273 King Street East, Suite 102 Kitchener MA N2P 2E9, Ontario, Canada

## Item 2. Person Filing
Name of person filing: Venture Holding S.a.r.l. SPF
Address of principal business office or, if none, residence: 31-33 Grand rue, L-1661 Luxembourg
Citizenship: Luxembourg

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,116,300
Percent of class: 7.74
Sole power to vote or to direct the vote: 5,116,300
Sole power to dispose or to direct the disposition: 5,116,300

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Venture Holding S.a.r.l. SPF: /s/ Maaret Vahatalo Davey, Maaret Vahatalo Davey/ (02/14/2025)